12014823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8- 53361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman E. Ross 212-582-2524
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Feiman
(Name – *if individual, state last, first, middle name*)

295 Madison Avenue, NY, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HYEKYUNG C. CARRERO
Notary Public, State of New York
No. 01CA6075875
Qualified in New York County
Commission Expires September 2, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2011

RICHARD FEIMAN
CERTIFIED PUBLIC ACCOUNTANT
295 MADISON AVENUE
NEW YORK, NY 10017

INDEPENDENT AUDITORS REPORT

The Board of Directors
Ross Securities Corporation

I have audited the accompanying statement of financial condition (Balance Sheet) of Ross Securities Corporation as of December 31, 2011 and the related statement of income and changes in stockholders' equity for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles. I find no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2012

Richard Feiman

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

The Corporation complies with the rules and regulations of FINRA.

Cash in First Republic Bank was verified with the statements submitted by the depository as of December 31, 2011 The cash balance is verified on a monthly basis with the depository's statement and any unusual or significant transactions are further investigated by our firm.

Commissions are reported when earned. All variable life and mutual fund commissions earned as at December 31, 2011 were deposited in First Republic Bank or set up as receivables. A current schedule of commission's receivable is maintained by the company management.

The Receivable due from Life commissions in the sum of $750.00 is calculated as follows:

$750.00 from Met Life /Great West is a rolling commission receivable and is earned in the month prior to collection.

As of December 31,2011, the Fixed Assets consist only of computer equipment and these have been fully depreciated.

There were no subordinated Claims of Creditors at the beginning or the end of the period, nor any liabilities unpaid.

A provision for Corporation Income Taxes for the year 2011 has been set up in the amount of $3,000.00.

The Common Capital Stock of $15,700 results from 100 shares of common stock authorized and issued at a value of $157.00 per share. The stock is privately owned and is not issued to the general public.

The Brokers required Net Capital as of December 31, 2011 is $5,000 and the actual Net Capital as of December 31, 2011 is $39,546.00 resulting in an excess Net Capital of $34,546.00. No material differences or inadequacies exist between the Focus Report Part II A quarterly 17a-5(a) and the audited Net Capital of the Corporation, except for the provision for corporate income taxes noted above.

During the year 2011, no distributions to the shareholders were made. The chief financial officer has periodic meetings with the executive officers and shareholders to discuss current trends and business volumes and to prevent the excessive lowering of the Net Capital to a level close to the minimum requirement.

The Corporation did not have any purchase or sale of public offerings during the year 2011 nor any trading of any securities.

The Corporation, other than items reported, has no other assets or securities relating to Possession or Control requirements under Rule 15c3-3 of The Securities and Exchange Commission.

ROSS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2011

Assets

Current Assets		
Cash in First Republic Bank		$ 41,797.00
Commission & Fees Receivable		750.00
Total Current Assets		42,547.00
Fixed Assets		
Comupter Equipment	$ 1,517.00	
Less: Accumulated Depreciation	1,517.00	0.00
Total Assets		$ 42,547.00

Liabilities and Equity

Current Liabilities		
Accounts Payable	0.00	
Taxes Payable	3,000.00	$ 3,000.00
Shareholders Equity		
Capital Stock	$ 15,700.00	
Retained Earnings - January 1,2011	12,226.00	
Total For The Year 2011	27,926.00	
Add: Net Profit for the Twelve Months	11,620.00	
Total Equity - December 31,2011		39,546.00
Total Liabilties & Equity		42,546.00

ROSS SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011

Income		
Commissions & Fees	$ 321,187.00	
Total Income		$ 321,187.00
Expenses		
Commisions To Broker Dealer	$ 100,000.00	
Overhead - Salaries & Taxes	$ 192,000.00	
Dues, Licenses, Fees & Bond	5,493.00	
Administrative Expenses and Rent	8,230.00	
Federal, State & Local Taxes	3,844.00	
Total Expenses		$ 309,567.00
Net Profit for the Year Ended December 31,2011		$ 11,620.00

ROSS SECURITIES CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2011
FIRM ID: 113796
SEE FILE #8-53361

Total Ownership Equity - 1/1/11		$ 27,926.00
Add: Net Profit for the Year	$ 11,620.00	
Less: Distribution To Share Holders	0.00	11,620.00
Total Ownership Equity - 12/31/11		39,546.00
Deduct o/e allowable for net capital		0.00
Total o/e qualified for net capital		39,546.00
Add:		
Allowable subordinated liabilities		
Other deductions or credits		
Descriptions Amount		0.00
Total capital & allowable subloans		39,546.00
Deductions and/or charges		
Total non-allowable assets		
Secured demand note deficiency		
Cap charges for spot 7 commodity futures		
Other deductions and/or charges		0.00
Other additional and/or allowable credits		
Description Amount		0.00
Net capital before haircuts		39,546.00
Haircuts on securities		0.00
Net Capital		$ 39,546.00

Note: The Net Capital for the year 2011 was increased by $11,620.00. No additional adjustments to Net Capital have occurred during the year.

ROSS SECURITIES CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
FIRM ID: 113796

Minimum Net Capital Required: (based on Aggregate Indebtedness)	0.00
Minimum Dollar Requirement	$ 5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	34,546.00
Excess Net Capital @100% (Net Capital - 10% Aggregate Indebtedness = 34,546.)	34,546.00

Note: The basic Minimum Dollar requirement of $5,000 has been increased by accumulated profits less distribution to shareholders resulting in a total excess Net Capital of $34,546.

SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

ROSS SECURITIES CORPORATION [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS - 20TH FLOOR [20]
(No. and Street)

NEW YORK [21] NY [22] 10020 [23]
(City) (State) (Zip Code)

SEC. FILE NO.

8-53361 [14]

FIRM ID NO.

113796 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/11 [24]

AND ENDING (MM/DD/YY)

12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL JOHANSSON [30]

(Area code) - Telephone No.

(212) 408-0572 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

[32]
[34]
[36]
[38]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ________________________________
Principal Executive Officer or Managing Partner

2) ________________________________
Principal Financial Officer or Partner

3) ________________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

BROKER OR DEALER		
ROSS SECURITIES CORPORATION	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]

SEC FILE NO. 8-53361 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 41,797 [200]		$ 41,797 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	750 [600]	750 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. Total Assets	$ 41,797 [540]	$ 750 [740]	$ 42,547 [940]

OMIT PENNIES

BROKER OR DEALER
ROSS SECURITIES CORPORATION

as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		3,000	1205		1385	3,000	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value					1410		1720
from outsiders	$ [990]						
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 3,000	1230	$	1450	$ 3,000	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital			9,078	1793
D. Retained earnings			30,469	1794
E. Total			39,547	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 39,547	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 42,547	1810

OMIT PENNIES

BROKER OR DEALER		
ROSS SECURITIES CORPORATION	as of	12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	39,547	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				39,547	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	39,547	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 750	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	750)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	38,797	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	38,797	3750

OMIT PENNIES

BROKER OR DEALER

ROSS SECURITIES CORPORATION as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	200	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	33,797	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	32,797	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	3,000	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	3,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	7.73	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART IIA

BROKER OR DEALER

ROSS SECURITIES CORPORATION

For the period (MMDDYY) from 10/01/11 [3932] to 12/31/11 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:	$		3935
a. Commissions on transactions in exchange listed equity securities executed on an exchange			3938
b. Commissions on listed option transactions			3939
c. All other securities commissions			3940
d. Total securities commissions			
2. Gains or losses on firm securities trading accounts			3945
a. From market making in options on a national securities exchange			3949
b. From all other trading			3950
c. Total gain (loss)			3952
3. Gains or losses on firm securities investment accounts			3955
4. Profits (losses) from underwriting and selling groups			3970
5. Revenue from sale of investment company shares			3990
6. Commodities revenue			3975
7. Fees for account supervision, investment advisory and administrative services			3995
8. Other revenue		246,930	4030
9. Total revenue	$	246,930	

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			131,000	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other brokers-dealers			100,000	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			6,852	4100
16. Total expenses		$	237,852	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	9,078	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	9,078	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	275	4211

PART IIA

BROKER OR DEALER

ROSS SECURITIES CORPORATION

For the period (MMDDYY) from 10/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 30,469	4240
A. Net income (loss)		9,078	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])	0	4270
2. Balance, end of period (from item 1800)		$ 39,547	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER		
ROSS SECURITIES CORPORATION	as of	12/31/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

[4335] [4570]

D. (k) (3) - Exempted by order of the Commission . . . . [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities